UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 17, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Shared Hospital Services

File No. 001-08789 - CF#25642
_____

    American Shared Hospital Services submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 16, 2010, and amended on November 10, 2010.

    Based on representations by American Shared Hospital Services that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.19c	through April 27, 2017
Exhibit 10.58	through January 8, 2013
Exhibit 10.59	through January 8, 2013

    For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

              Pamela Howell
              Special Counsel